March 28, 2006

Ms. Sasha Parikh

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549-7010

Re:	Bioanalytical Systems, Inc. Form 10-K for Fiscal Year Ended September 30, 2005 Filed January 18, 2006 File No. 0-23357

Dear Ms. Parikh:

We have received your letter dated March 14, 2006, and received by fax in our office on that same day, detailing the Staff's review of the above-referenced filing (the "Form 10-K"), which was a follow-up to your letter of February 9, 2006 and our response dated February 16, 2006. This letter responds to the Staff's comments on the Form 10-K. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter. The Staff's comments are in bold.

1.	Please revise your filing to provide the disclosure provided in your response to our comment 1.

We are prepared to amend Item 7 to our Form 10-K; however, in our telephone conversation on March 27 you indicated that this comment alone may not warrant a revision, depending upon your review of our response to comment 2 (discussed below). Should we be required to amend the Form 10-K, we would use identical language to that included in our response of February 16, 2006.

2.

Please refer to your response to our comment 2. It does not appear that the lab sites meet the definition of an intangible asset as defined in FAS 142. This asset would appear to be property and equipment that should be depreciated over its estimated useful life in accordance with your accounting policy disclosed in Note 1.h. Please revise your filing or tell us why you believe a revision is not applicable.

FAS 142 defines Intangible Assets as “Assets (not including financial assets) that lack physical substance.” In that regard, we believe that the “FDA compliant facility” meets the definition. This value was determined by an independent valuation expert, that looked first at the value of the acquisitions that could be ascribed to the physical assets acquired, then at what, and of what value, intangible assets were in the transaction. Being FDA compliant (referred to by the FDA as practicing Good Laboratory Practices, or GLP) is not a license, but rather, the confidence of our clientele (based on their audits of our practices) that information provided by our laboratories will stand up to FDA scrutiny and that their filings will not be negatively impacted by subsequent FDA audits of our facilities. The value assigned to this intangible asset was derived by using the replacement cost method (i.e. what would be the cost, aside from the cost of physical assets, to make a new laboratory compliant with GLP). It is very closely related to goodwill, in that it is the ongoing ability of the acquired companies to conduct business.

Upon review, we believe that our description of this intangible is subject to interpretation, and that the differentiation of this intangible asset from what is normally treated as goodwill is insufficient to create a separate intangible asset. The accounting we have used for this is identical to that used for goodwill. Rather than amend our filings, with the inherent confusion that creates, we propose that we prospectively combine this intangible asset with goodwill.

The Company acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (765) 497-5829 or, if you prefer, my fax number is (765) 497-8483.

Very truly yours,

BIOANALYTICAL SYSTEMS, INC.

/s/ Michael Cox